Exhibit 8
List of Subsidiaries of Metal Storm Limited

	Percentage	Jurisdiction of
Name of Subsidiary	Owned	Formation
Metal Storm Inc.	100% (a)	Delaware
Metal Storm U.S.A. Limited	100% (b)	Delaware
ProCam Machine LLC	100% (c)	Washington

(a)	Metal Storm Limited directly owns 49% of Metal Storm Inc. and officers of Metal Storm Limited who are U.S. citizens own the remaining 51% of the company through a trust.

(b)	Metal Storm Limited directly owns 100% of Metal Storm U.S.A. Limited. Metal Storm U.S.A. Limited was incorporated in Delaware on March 31, 2004.

(c)	Metal Storm Limited directly owns 100% of ProCam Machine LLC. Metal Storm Limited sold certain assets, liabilities and books of business of ProCam to Monroe Machine Products, Inc. on June 1, 2005.